SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         HALLWOOD ENERGY PARTNERS, L.P.
                         ------------------------------
                                (Name of Issuer)

                       UNITS REPRESENTING LIMITED PARTNER
                             INTERESTS IN THE ISSUER
                             -----------------------
                         (Title of Class of Securities)

                                   40636P 30 0
                                   -----------
                                 (CUSIP Number)

                               Cathleen M. Osborn
                       Vice President and General Counsel
                  Hallwood Consolidated Resources Corporation
        4582 S. Ulster Street Parkway, Suite 1700, Denver, Colorado 80237
                                 (303) 850-7373
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 11, 1996
                                ----------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)



CUSIP NO.  40636P 30 0
________________________________________________________________________________
     1)   Names of Reporting Persons S.S. or I.R.S. Identification
          Nos. of Above Persons

             Hallwood Consolidated Resources Corporation
             I.R.S. Identification No. 84-1176750
________________________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [ ]
          (b)  [ ]
________________________________________________________________________________
     (3)  SEC Use Only
________________________________________________________________________________
     (4)  Source of Funds (See Instructions)        OO
________________________________________________________________________________
     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________________
     (6)  Citizenship or Place of Organization      Delaware
________________________________________________________________________________
Number of      (7)  Sole Voting Power         129,879 Class C Units
Shares Bene-   _________________________________________________________________
ficially       (8)  Shared Voting Power                   0
Owned by       _________________________________________________________________
Each Report-   (9)  Sole Dispositive Power   129,879 Class C Units
ing Person     _________________________________________________________________
  With         (10)  Shared Dispositive Power             0
________________________________________________________________________________
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person
          129,879 Class C Units
________________________________________________________________________________
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
________________________________________________________________________________
     (13) Percent of Class Represented by Amount in Row (11) 19.5%
________________________________________________________________________________
     (14) Type of Reporting Person (See Instructions)   CO
________________________________________________________________________________


Item 1.  Security and Issuer

     This statement relates to Class C Units representing limited partner interests (the "Class C Units") in Hallwood Energy Partners, L.P., a Delaware limited partnership ("HEP") having its principal executive offices at 4582 South Ulster Street Parkway, Suite 1700, Denver, Colorado 80237.


Item 2.  Identity and Background

     (a) - (c) The Class C Units are beneficially owned by Hallwood Consolidated Resources Corporation, a Delaware corporation ("HCRC") engaged in the development and operation of oil and natural gas properties. HCRC's principal office is at 4582 South Ulster Street Parkway, Suite 1700, Denver, Colorado 80237. The Class C Units are held in the name of Hallwood Consolidated Partners, L.P., a Colorado limited partnership which is wholly owned by Hallwood Consolidated Resources Corporation ("HCP") and which has its principal office at the same address. HCRC was formed and acquired HCP in 1992.

     The name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted) of each executive officer and director of HCRC is set forth below.

     William L. Guzzetti, 3710 Rawlins Street, Suite 1500, Dallas, Texas 75219. Mr. Guzzetti is President and a Director of HCRC.

     Russell P. Meduna, 4582 South Ulster Street Parkway, Suite 1700, Denver, Colorado 80237. Mr. Meduna is Executive Vice President of HCRC.

     Cathleen M. Osborn, 4582 South Ulster Street Parkway, Suite 1700, Denver, Colorado 80237. Ms. Osborn is Vice President and Secretary of HCRC.

     Robert S. Pfeiffer, 4582 South Ulster Street Parkway, Suite 1700, Denver, Colorado 80237. Mr. Pfeiffer is Vice President of HCRC.

     Anthony J. Gumbiner, 3710 Rawlins Street, Suite 1500, Dallas, Texas 75219. Mr. Gumbiner is Chairman of the Board of HCRC. He is also Chief Executive Officer of The Hallwood Group Incorporated ("Hallwood Group"), a diversified holding company.

     Brian M.  Troup, 3710 Rawlins Street, Suite 1500, Dallas, Texas 75219.  Mr.
Troup is a Director of HCRC.   He is also President and Chief  Operating Officer
of Hallwood Group.

     John R. Isaac,  Jr., 8200 E.  Rent-A-Center Drive, Wichita, Kansas   67226.
Mr. Isaac is a Director of HCRC. He is President and Chief Operating Officer of Rent-A-Center USA.

     Jerry A. Lubliner, M.D., 215 East 73rd Street, New York, New York 10021. Dr. Lubliner is a director of HCRC. He is a medical doctor in private practice.

     (d) During the last five years, none of the entities or the individuals listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years none of the entities or the individuals listed above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except for Mr. Gumbiner and Mr. Troup who are citizens of the United Kingdom, each of the executive officers and directors of HCRC is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration

     HCRC beneficially owns 129,879 Class C Units.

     On December 7, 1995, HEP declared a unit dividend, payable to all holders of record on December 18, 1995, of one Class C Unit for every 15 HEP Units held. As a result, HCRC became beneficial owner of 129,879 Class C Units. The Class C Units will be distributed to unitholders commencing January 19, 1996.


Item 4.  Purpose of Transaction

     HCRC may, subject to market conditions and other factors deemed relevant by it, purchase additional Class C Units from time to time either in open market purchases, privately negotiated transactions or otherwise.

     HCRC intends to review on a continuing basis its investment in the Class C Units and HEP's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. HCP may in the future take such actions in respect of its investment in the Class C Units as it deems appropriate in light of the circumstances existing from time to time, including, without limitation, purchasing additional Class C Units or disposing of the Class C Units it now holds or hereafter acquires.


Item 5. Interest in Securities of the Issuer.

     HCRC owns 129,879 Class C Units, or approximately 19.5% of the outstanding Class C Units. The directors of HCRC listed in response to Item 2 all may be deemed to share beneficial ownership of the Class C Units. No transactions in the Class C Units, other than as described in Item 3 and below, have been reported by HCRC or any of the entities or the executive officers or directors listed in response to Item 2, during the past 60 days.

     Mr.  Guzzetti is  beneficial owner of  6 Class  C Units  and Mr.Pfeiffer is beneficial owner of 20 Class C Units as a result of the Class C Unit dividend.
Item 6.  Contracts,  Arrangements, Understandings or Relationships with  Respect to Securities of the Issuer.

     None

Item 7.  Material to Be Filed as Exhibits.

     None


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 Hallwood Consolidated
                                 Resources Corporation


                                 By:  /s/Cathleen M. Osborn
                                    _____________________________
                                         Cathleen M. Osborn
                                         Vice President

Dated: January 15, 1996